

VANECK® MERK® GOLD TRUST (OUNZ)

THE GOLD ETF THAT DELIVERS

Our analysis shows that investors' desire to diversify their portfolios, as well as the possibility that interest rates may be low for a considerable time, are attracting investors to gold once again. Merk Investments President & CIO Axel Merk says:

> *"In my view, investors may want to consider including an investment in their portfolio when it satisfies two conditions: it exhibits low correlation to their existing investments; and there's an expectation of a positive return.*
>
> *Regarding correlation, our research shows the monthly price of gold has a 0.00 correlation to the S&P 500 index since the beginning of 1971 through the end of March. In an environment where equities and many other assets may be vulnerable, gold's low correlation might make it attractive investment.*
>
> *Regarding future performance, we don't have a crystal ball, either. However, our research shows that the price of gold has been up in each bear market since 1971, with the notable exception of the bear market when former Fed Chair Volcker substantially raised interest rates. Indeed, we agree that if investors get properly compensated by holding cash through a high real rate of return, i.e. net of inflation, gold might perform poorly. Having said that, if one believes that the Federal Reserve may be slow and gradual in raising rates and that real interest rates may remain low, then gold might be a formidable competitor.*
>
> *Many may not be aware that from 1971 through the end of March of this year, the annual return for the price of gold has been 8.01% (Source: Merk Investments, Bloomberg). While the price of gold can be volatile, investors may want toconsider whether an allocation to gold make sense to them ."*

If you invest in gold, please consider the VanEck Merk Gold Trust (NYSE/Arca:OUNZ). We set up OUNZ because we were frustrated with what we perceived as limitations of other physical gold ETFs. OUNZ provides investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold.

Download the Fact Sheet:



[OUNZ Fact Sheet](#)

Please reach out if you have any questions.

Sincerely,

Axel Merk

Merk Investments LLC
Manager of the [Merk Funds](#)

Notes and Disclosure

Correlation is a measure of how two securities or asset classes move in relation to each other.

S&P 500 index: a broad-based measurement of changes in stock market conditions based on the average performance of 500 widely held common stocks.

The material must be preceded or accompanied by a [prospectus](#). Before investing you should carefully read and consider VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take considerable time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. **For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.**

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust.